Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Intelsat S.A.:

We consent to the incorporation by reference in the registration statement (No. 333-212417) on Form S-8 of Intelsat S.A. of our reports dated February 28, 2017, with respect to the consolidated balance sheets of Intelsat S.A. as of December 31, 2015 and 2016, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2016, and related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 20-F of Intelsat S.A.

/s/ KPMG LLP

McLean, Virginia

February 28, 2017